

June 13, 2011

Via E-mail
Ms. Carol Banducci
Chief Financial Officer
IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario, M5H 2Y4 CANADA

> **Re: IAMGOLD Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 1-31528**

Dear Ms. Banducci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

General

1.   We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with language similar to the following:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms

on this web site, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40 – F, File No. : 001-31528. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Form 40-F for Fiscal Year Ending December 31, 2010

Mineral Reserves and Resources page 113

2.   We note your statement that your Niobium proven and probable reserves increased by 34%. Please forward to our engineer, as supplemental information and not as part of your filing, your updated technical report for your Niobec operation which establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

3.   Additionally, as supplemental information and not as part of your filing, please provide your reserve report for your Sadiola operation in Mali. If possible please provide this information on a CD, formatted as Adobe PDF files.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director